UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 5

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03814F-20-5

(CUSIP Number)

Isaac Capital Group LLC

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

Jon Isaac

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

-------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [    ]

(1)	NAMES OF REPORTING PERSONS Isaac Capital Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 628,201 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 628,201 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,201 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 10.83% (based on 5,800,818 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 7, 2015) disclosed in its Quarterly Report on Form 10-Q for the quarter ended July 4, 2015 filed on August 12, 2015)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

2

(1)	NAMES OF REPORTING PERSONS Jon Isaac
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 628,201 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 628,201 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,201 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 10.83% (based on 5,800,818 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 7, 2015) disclosed in its Quarterly Report on Form 10-Q for the quarter ended July 4, 2015 filed on August 12, 2015)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

3

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Appliance Recycling Centers of America, Inc., a corporation organized under the laws of the State of Minnesota (“Issuer”).  The Issuer’s principal executive office is 7400 Excelsior Boulevard, Minneapolis, MN 55426.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)     This Statement is being filed by (i) Isaac Capital Group LLC, a Delaware limited liability company (“Isaac Capital”) and (ii) Jon Isaac, the Managing Member of Isaac Capital (“Mr. Isaac”, together with Isaac Capital the “Reporting Persons”, each a “Reporting Person”).

(b)     The principle business of Isaac Capital is conducting private investments in public companies. Isaac Capital’s principal office is located at 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666. Mr. Isaac’s principal office is 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666.

(c)     The Reporting Persons are currently significant stockholders of the Issuer. Mr. Isaac is the Managing Member of Isaac Capital Group LLC.

(d)     The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)     The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Isaac is a citizen of the United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons purchased the following shares of common stock on the open market with cash: 328,474 shares and 69,311 shares for a total purchase price of $919,530.12 and $202,388.12, respectively, on December 18, 2014; 150,000 shares for a total cash purchase price of $420,000 on January 6, 2015; 115,416 shares for a total cash purchase price of $323,164.80 on January 15, 2015; and 25,000 shares for a total cash purchase price of $65,750 on February 17, 2015. The Reporting Persons sold the following shares of common stock on the open market for cash: 60,000 shares for a total sales price of $69,000 on September 25, 2015.

ITEM 4.   PURPOSE OF THE TRANSACTION.

As of the date of this filing, Isaac Capital held a total number of 628,201 shares of common stock of the Issuer. Mr. Isaac, as the Managing Member of Isaac Capital, has the sole voting and dispositive power over all of the shares of the Issuer’s common stock that Isaac Capital holds. Mr. Isaac does not directly own any shares of the Issuer’s common stock.

Each Reporting Persons at any time and from time to time may acquire additional Stock or dispose of any or all of its Stock depending upon an ongoing evaluation of the investment in the Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The Reporting Persons may sell or dispose of shares of the Issuer’s common stock on the open market or through private transactions with the intention to own an aggregate of less than approximately 10% of the Issuer’s common stock. Any prior intentions of the Reporting Persons as set forth in prior Schedule 13D filings, as amended, are hereby abandoned.

4

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)     The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 628,201 shares of common stock held by Isaac Capital Group LLC, constituting approximately 10.83% of the Issuer’s outstanding common stock. The aggregate number and percentage of shares of common stock reported herein are based on 5,800,818 shares, which is the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 7, 2015) disclosed in its Quarterly Report on Form 10-Q for the quarter ended July 4, 2015 filed on August 12, 2015.

(b)     The Reporting Persons hold sole power to dispose of the Shares.

(c)     Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)     No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)     Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 28, 2015

/s/ Jon Isaac

Jon Isaac

6